Global Industries, Ltd.
January 22, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:	Mr. Norman Gholson Mr. H. Roger Schwall

Re:	Global Industries, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Schedule 14A Filed April 3, 2009 File No. 0-21086
Dear Messrs. Gholson and Schwall:
This letter is in response to your letter to us dated December 30, 2009, transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced filings. For your convenience, each response is preceded by the Staff’s comment to which the response relates.
Form 10-K for the Fiscal Year Ended December 31, 2008
Risk Factors
Our internal controls may not be sufficient to achieve all stated goals and objectives: existing deficiencies may not be adequately remediated, page 14
1.	Comment. We note your disclosure on page 15 that “[d]uring the course of documenting and testing our internal controls to ensure compliance with Section 404, we identified certain internal control issues and significant deficiencies which management believes should be improved and corrected. In addition to creating risks that information required to be reported in our SEC filings may not be timely recorded, processed and reported, these deficiencies increase the likelihood of misstatements in our financial statements or violations of law. Management has a remediation plan for these issues and is working to complete their remediation.” Please explain to us the nature of the significant deficiencies and provide us with a brief description of the remediation plan.

U.S. Securities & Exchange Commission
January 22, 2010

Response. We noted two significant deficiencies at December 31, 2008 and communicated the same to the Audit Committee.

1) At our new location in Brazil we identified process level control deficiencies. For these process level control deficiencies, we identified specific compensating and mitigating control activities which were determined to be operating effectively. Individually, the control deficiencies were not deemed significant; however, we determined that in aggregate, the control deficiencies would be classified as a significant deficiency. The remediation plan for this significant deficiency included a change in personnel and increased corporate oversight.

2) We noted instances where the Company’s policy related to the preparation and approval of AFE (authorization for expenditure) Addendums was not followed. The remediation plan for this significant deficiency included increased corporate oversight and communications from senior management reinforcing adherence to our policies and procedures.
Schedule 14A Filed April 3, 2009
Compensation Discussion and Analysis
Short-Term Incentive Compensation — Annual Cash Bonus, page 18
2.	Comment. We note your statement on page 19 that “the Committee has the discretionary authority to adjust the payout to any participant by up to 25%...” Please revise to clarify whether this constitutes upward discretion, please explain whether it creates a floor regarding the extent to which the committee may exercise downward discretion.

Response. As of April 3, 2009, the terms of our Management Incentive Plan (the “MIP”) permitted our compensation committee (the “Committee”) the discretion to increase or decrease the payout to any participant by up to 25%, based on the Committee’s assessment of the Company’s performance and the participant’s performance. The Committee’s discretion to adjust an award, either up or down, was limited to 25% of the award earned by a participant. We will comply with this comment in future proxy statements and, based on the disclosure in our most recent proxy statement, believe that the disclosure in response to this comment would read substantially as follows:
“In addition, the Committee has the discretion to increase or decrease the payout to any participant by up to 25%, but the total cash paid to any participant may not exceed 400% of his or her target incentive opportunity.”
Recently, however, the MIP was amended to make awards subject to the sole discretion of the Committee. This amendment will be disclosed in our future proxy statements.

3.	Comment. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of
11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
January 22, 2010

Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance targets or goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the targets or goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response. We believe that disclosure of the performance targets would result in competitive harm; therefore, we do not intend to disclose our performance targets. However, we acknowledge the Staff’s comments and will in future filings provide additional disclosure on how difficult it will be to achieve the undisclosed target levels in our future proxy statements, as permitted by Instruction 4 to Item 402(b) of Regulation S-K.

In conducting our analysis about whether to disclose the quantitative performance targets, we considered, among other things, whether our performance goals involved confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm. Instruction 4 to Item 402(b) of Regulation S-K provides that companies need not disclose performance goals if the disclosure would result in competitive harm, and that the standard to determine competitive harm is the same standard applicable to requests for confidential treatment pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act. The courts have interpreted Exemption 4 as affording protection from disclosure to information that is (1) commercial or financial, (2) obtained from a person outside the government and (3) privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979); National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub. nom. National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). In order to show the likelihood of competitive harm under this standard, it is not necessary to show actual competitive harm, and it is sufficient to show actual competition and the likelihood of substantial competitive injury. National Parks & Conversation Ass’n v. Morton, 498 F.2d at 770. The District of Columbia’s Circuit Court of Appeals held that information furnished to the government on a voluntary basis should be afforded confidentiality if it is of a kind that the provider would not customarily release to the public. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992).

The financial measures comprised within our performance goals are taken from our highly confidential and sensitive internal operating budget, projections and business plan. We undertake significant measures to protect this information from inadvertent disclosure by, among other things, restricting the persons who have access to the information to those selected individuals who have a need to know
11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
January 22, 2010

the information, and limiting those individuals to persons who have obligations to the Company not to disclose the information in an unauthorized manner.

Disclosure of the performance goals, even after the fact, would result in serious competitive injury to the Company. We conduct our business internationally in a highly competitive environment with many competitors not being subject to public reporting or obligations to disclose similar information about themselves. We believe that our competitors regularly review our publicly reported data to gain insights about us and their competitive responses to our business decisions. Information about our business which competitors might attempt to extrapolate or infer from disclosure of the performance targets includes, without limitation, the following:
•	Business priorities, areas of emphasis and investment strategies.

•	Business initiatives to support revenues or improve profit margins in future periods and specific business activities.

•	Insights into compensation practices for all key employees. For example, we use our annual operating budgets (which are the same budgets used for setting the performance goals) as a metric from which to compensate many of our employees other than our executive officers. Therefore, the disclosure of these performance targets would provide competitors with information which would allow them to recruit our employees or adjust their compensation practices in a manner adversely affecting our operations.
In deciding whether to disclose the performance targets, we also considered whether that disclosure is necessary for a full understanding of the our compensation. We believe that the CD&A discloses all of the material terms of the MIP necessary for an understanding of the Company’s compensation to its executive officers under the MIP, including the nature of each performance measure in the MIP, and that the disclosure of the quantitative performance targets would not be material to such understanding. In addition, the proxy statement sets forth the range of potential bonus payments under the MIP, and the amount of the actual bonus payment earned under the MIP. The actual payment amount can be compared against the range of potential payments to determine that the executives did not fully earn the highest bonus potential under the MIP. We believe that this information provides to investors the details necessary for a robust understanding of the purpose and operation of the MIP. Disclosure of the performance targets would not materially increase that understanding, but would result in competitive injury to the Company.

In summary, we believe disclosure of our quantitative performance targets is likely to make it substantially more difficult for us to achieve our business, financial and operation strategies and will cause significant economic harm to our competitive position, which would be detrimental to our shareholders.
11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
January 22, 2010

Long-Term Equity Incentive Compensation — Equity Awards
4.	Comment. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Items 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance targets or goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the targets or goals. Please see Instruction 4 to Items 402(b) of Regulation S-K.

Response. Please see response to comment #3 above.
Post-Employment Compensation: Employment and Severance Agreements
Employment and Severance Agreements, page 24
5.	Comment. We note your disclosure concerning the employment agreement with Mr. Chin from 2006 and the Resignation and Release Agreement with Mr. Chin from 2008. Please revise to clarify whether the Resignation and Release Agreement provides Mr. Chin with any payments that were not required by his employment agreement. If so, please explain the rationale for providing such additional payments.

Response. In addition to termination benefits provided in his employment agreement, Mr. Chin received additional consideration pursuant to a Resignation & Release Agreement. These additional benefits include: 1) accelerated vesting of 80,334 stock options which would otherwise have been forfeited; 2) the right to exercise all stock options over the remaining term of the option award instead of one year from termination; 3) the lapse of forfeiture restrictions on 188,334 restricted stock shares which would otherwise have been forfeited; 4) the right to earn up to 150,000 shares of our common stock, if earned, at the end of the relevant performance cycle rather than the pro-rata opportunity to earn a maximum of 64,164 shares; 5) a cash payment of $140,000 in lieu of participation by Mr. Chin and his dependents in our medical plan for two (2) years; and 6) a six-month consulting agreement with compensation to Mr. Chin at the same monthly base rate ($59,585) as when he was actively employed.

By providing these additional benefits, we finalized a negotiated settlement of all potential claims by Mr. Chin so we could effect an orderly management transition with minimal disruption of business activities. At the time, the Company was experiencing significant operational issues on two major international projects and a decline in contract awards for, and backlog of, new projects. Addressing these issues and implementing associated cost-reduction initiatives required the full attention of management for an extended period. The Resignation & Release Agreement with Mr. Chin allowed management to focus on these issues and
11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
January 22, 2010

ensured Mr. Chin’s availability and cooperation during the transition period. To the extent applicable, we will comply with this comment in future proxy statements.
Stock Ownership Guidelines, page 26
6.	Comment. We note your statement that “Due to the significant decline in the value of the Company’s common stock in 2008, none of the Named Executive Officers was in technical compliance at the end of 2008. In these circumstances, after reviewing ownership levels, including acquisition and disposition of shares during 2008, the Committee determined each of the Named Executive Officers to be in compliance with the Share Ownership Guidelines as of December 31, 2008.” Please clarify whether the Committee, due to the circumstances you describe, decided to waive compliance with the Guidelines as of December 31, 2008.

Response. At our February 2009 meeting the Committee deemed the Named Executive Officers to be in compliance with the Company’s stock ownership guidelines given the significant decline in the value of our common stock in 2008 and the inability of these officers to make open-market purchases of shares of the Company’s common stock as a result of their possession of material non-public information, which resulted in an effective waiver of compliance with the Company’s stock ownership guidelines.
In connection with our responses to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ John A. Clerico
Mr. John A. Clerico
Chief Executive Officer and Chairman of the Board

11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980